Exhibit 99.10

Consent of Designee for Director of FairPoint Communications, Inc.

The undersigned hereby consents to being named in the Registration Statement on Form S-4 (File No. 333-141825) (the “Registration Statement”) of FairPoint Communications, Inc. (“FairPoint”) originally filed on April 2, 2007 and related proxy statement/prospectus, and any and all amendments thereto, as a designee of Verizon Communications Inc. (“Verizon”) to the board of directors of FairPoint pursuant to the Agreement and Plan of Merger, dated as of January 15, 2007, as amended (the Merger Agreement) by and among FairPoint, Verizon and Northern New England Spinco Inc., and as contemplated in the Registration Statement.

Date:  February 20, 2008

/s/ Robert A. Kennedy
Name: Robert A. Kennedy